Exhibit 99.1
Encana establishes significant new land position on
promising Michigan Basin natural gas shale play
First Collingwood shale well results encouraging; land position covers about 250,000 net acres
Calgary, Alberta (May 7, 2010) — Over the past two years, Encana Corporation (TSX & NYSE: ECA) has assembled a significant land position on a promising new natural gas shale play in Michigan. The company’s first exploration well delivered encouraging test results. Encana has acquired about 250,000 net acres of land on the Collingwood shale play at an average cost of about $150 per acre, which is well below prices paid at the state’s most recent land sale earlier this week.
“In keeping with our approach of quietly assembling large land positions on promising unconventional natural gas plays, our substantial Michigan shale position has the potential to add meaningful future resources and production to our North American portfolio of prolific resource plays. Our first well flowed during a 30-day initial production test at about 2.5 million cubic feet per day, including natural gas liquids constituents and condensate. With further drilling we hope to demonstrate stronger gas rates as we optimize well completion practices and prove up rich liquids potential in some parts of the play. It’s too early to know the economic potential of this new Collingwood shale play, but we plan to drill additional exploration wells this year that will help determine the play’s ultimate potential,” said Randy Eresman, Encana’s President & Chief Executive Officer.
An Encana subsidiary first acquired lands in Michigan in 2008 and added to its position during subsequent state land sales. To date, the company has acquired oil and gas leases, which have tenure of seven years, in seven counties in the Lower Peninsula of Michigan, largely in the counties of Cheboygan, Kalkaska and Missaukee. Encana subsidiary Petoskey Exploration LLC drilled the company’s first Michigan Basin exploration well in Missaukee County. The horizontal well was drilled to a vertical depth of about 9,500 feet and targeted the Collingwood shale. Natural gas is being produced primarily from the Collingwood shale, with contribution from the overlying Utica shale.
Michigan has a long history of natural gas and oil development dating back to the 1930s and a well-established regulatory and land tenure system. Natural gas production in Michigan is about 400 million cubic feet per day.
In keeping with its long-standing operating and corporate responsibility practices, Encana plans to advance this potential new development with consideration and respect for the people, communities and environments where the company operates.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. A pure-play natural gas company, Encana applies advanced technology and operational innovation to reduce costs and maximize margins. The company believes North American natural gas is an abundant, affordable and reliable energy supply that can play a significantly expanded role in serving the continent’s growing energy needs while enhancing environmental performance and generating economic growth. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporation	1

Encana Corporate Communications

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Encana Corporation	2